                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                SCHEDULE 14D-9
      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934



                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         Limited Partnership Interests
                        and Assignee Interests Therein
                        (TITLE OF CLASS OF SECURITIES)


                                     NONE
                                     ----
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)



                                 Gary Nickele
                           ARVIDA/JMB MANAGERS, INC.
                           900 North Michigan Avenue
                           Chicago, Illinois  60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copy to:

                             Michael H. Kerr, P.C.
                               KIRKLAND & ELLIS
                            200 East Randolph Drive
                           Chicago, Illinois  60601
                                (312) 861-2094

ITEM 1.  SECURITY AND SUBJECT COMPANY

          The subject company is Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership and Arvida/JMB Managers, Inc., a Delaware corporation and the general partner of the Partnership ("Managers"), is 900 North Michigan Avenue, Chicago, Illinois 60611. The title of the class of equity securities to which this statement relates is the outstanding limited partnership interests and assignee interests therein (the "Interests") of the Partnership.


ITEM 2.  TENDER OFFER OF THE BIDDER

          This statement (the "Statement") relates to (a) the offer by Raleigh Capital Associates L.P. ("Raleigh") disclosed on a Tender Offer Statement on
Schedule 14D-1 dated June 19, 1996, as amended by Amendment No. 1 dated June 28, 1996 (the "Raleigh Schedule 14D-1"), to purchase from the holders of Interests (hereinafter sometimes referred to as "Interestholders") up to 185,000 Interests, representing approximately 46% of the total Interests outstanding as of March 31, 1996, at a purchase price of $421 per Interest, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 1996, as amended (the "Raleigh Offer to Purchase"), and the related Letter of Transmittal (collectively with the Raleigh Offer to Purchase, the "Raleigh Offer"), copies of which are attached to the Raleigh Schedule 14D-1; and (b) the offer by Walton Street Capital Acquisition Co. III, L.L.C., a Delaware limited liability company ("Walton"), disclosed on a Tender Offer Statement on Schedule 14D-1 dated June 27, 1996 (the "Walton Schedule 14D-1") to purchase from the Interestholders up to 185,840 Interests, representing 46% of the total Interests outstanding as of March 31, 1996, at a purchase price of $420 per Interest, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 27, 1996 (the "Walton Offer to Purchase"), and the related Letter of Transmittal (collectively with the Walton Offer to Purchase, the "Walton Offer"), copies of which are attached to the Walton
Schedule 14D-1. Raleigh and Walton are herein collectively the "Purchasers" and individually a "Purchaser," and the Raleigh Offer and the Walton Offer are herein collectively the "Offers" and individually an "Offer."

          The address of Raleigh's principal executive office is 100 Jericho Quadrangle, Suite 214, Jericho, New York, 11735-2717. The address of Walton's principal executive office is 900 North Michigan Avenue, Chicago, Illinois 60611.


ITEM 3.  IDENTITY AND BACKGROUND

          (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

          (b)(1) Pursuant to the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement", filed as Exhibit (c)(1) hereto), Managers is the sole general partner of the Partnership. All of the outstanding shares of Managers are owned by Northbrook Corporation, a Delaware corporation ("Northbrook"), and substantially all of the outstanding shares of Northbrook are owned by JMB Realty Corporation, a Delaware corporation ("JMB"), and certain of JMB's officers, directors, members of their families and their affiliates. Managers has responsibility for all aspects of the Partnership's operations. Arvida/JMB Associates, an Illinois general partnership, of which certain officers, directors and affiliates of JMB are partners, and Arvida/JMB Limited Partnership, an Illinois limited partnership, of which Arvida/JMB Associates is the general partner and ML Real Estate Associates II, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), is the limited partner, are the Associate Limited Partners of the Partnership. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between Managers or its affiliates, on the one hand, and the Partnership, its executive
officers, directors or affiliates, on the other hand.   Capitalized terms not
otherwise defined herein are used as defined in the Partnership Agreement.

          The Partnership Agreement for the Partnership contains the financial arrangement between Managers and the Associate Limited Partners, on the one hand, and the Interestholders, on the other. For each fiscal quarter, subject to certain limitations contained in the Partnership Agreement, the Partnership distributes all Cash Flow (which includes sales proceeds) (i) 90% to the holders of Interests and 10% to Managers and the Associate Limited Partners (collectively) until the holders of Interests have received a cumulative, non-compounded, 10% per annum return on their Adjusted Capital Investments plus the return of their Capital Investments; and (ii) thereafter, all Cash Flow is distributed 85% to the holders of Interests and 15% to Managers and the Associate Limited Partners (collectively); provided, however, that Managers and the Associate Limited Partners (collectively) are entitled to receive distributions of amounts otherwise distributable to the holders of Interests as described in clause (ii) to the extent such additional amounts do not exceed the lesser of (A) 2% of the total cumulative selling price of all interests in real property of the Partnership which have been sold or otherwise disposed of subsequent to the First Admission Date and (B) 13% of the cumulative amount distributed under clause (ii) to all Persons. Certain executive officers of Arvida Company, some of whom are also officers of Managers, share in a portion of the Cash Flow distributable to Managers and the Associate Limited Partners. The Partnership Agreement contains certain limitations on the above described distribution of 10% of all Cash Flow to Managers and the Associate Limited Partners (collectively), including the deferral, subject to certain limitations, of 4.7369% of total Cash Flow distributable under clause (i) above until the holders of the Interests have received aggregate Cash Flow distributions equal to their Capital Investments. Such amount is currently being deferred.

          The officers and directors of Managers receive no direct remuneration in such capacities from the Partnership. The directors of Managers, including Mr. Neil G. Bluhm, one of the managing members of Walton, are also partners in Arvida/JMB Associates, which is one of the Associate Limited Partners and the general partner of the other Associate Limited Partner. Managers and the Associate Limited Partners (collectively) received a distribution of Cash Flow in 1995 of $302,689. Under certain circumstances, they will be entitled to approximately $1,588,000 which has been deferred through March 31, 1996. Payment of such amount, which does not bear interest, is subject to certain restrictions contained in the Partnership Agreement and the Partnership's credit facility.

          Because the timing and amount of Cash Flow and profits or losses of the Partnership received by, or allocated to, Managers and the Associate Limited Partners may be affected by various determinations by Managers under the Partnership Agreement, including whether or not to refinance or sell any property and the timing of any such sale or refinancing, the establishment and maintenance of reasonable reserves, the level of amortization of indebtedness and other matters, Managers may have a conflict of interest with respect to such determinations. Managers may have an interest in retaining, rather than selling, properties if Managers is receiving Cash Flow, or if the sales proceeds realizable at the time in question would not be large enough to provide any distribution to Managers or if a liquidation or termination of the Partnership resulting from a sale of all or substantially all of the properties would obligate Managers, the Associate Limited Partners and ML Real Estate Associates II to make payments to the Interestholders.

          Pursuant to the terms of the Partnership Agreement, if upon completion of a liquidation and termination of the Partnership and final distribution of all Partnership funds, the aggregate capital contributions with respect to all Interests (other than those held by ML Real Estate Associates II) exceed the sum of the distributions of Cash Flow to holders of such Interests over the life of the Partnership plus any distributions upon the liquidation (such difference, the "Excess Amount"), then Managers, the Associate Limited Partners and ML Real Estate Associates II must make aggregate payments to holders of Interests (other than ML Real Estate Associates II) in an amount equal to the lesser of the Excess Amount or the aggregate amount of certain distributions of Cash Flow received by Managers, the Associate Limited Partners and ML Real Estate Associates II (to be made in proportion to such distributions of the Cash Flow received by each of them, respectively) over the life of the Partnership. For a complete description of these provisions and certain defined terms used therein, see Section 4.1 of the Partnership Agreement which is filed as Exhibit (c)(1) hereto.

          If Managers is removed or ceases to be a general partner because of bankruptcy or dissolution, the Partnership Agreement provides that the Partnership will purchase Managers' interest (as well as the interests of the Associate Limited Partners) in the Partnership for fair market value, as such value is determined pursuant to the Partnership Agreement. Payment of such amount must be made by the delivery of promissory notes bearing interest at the lesser of 10% per annum or the reference rate established by Bank of America Illinois plus 2% per annum with all principal and accrued interest subject to mandatory payment from time to time from all Cash Flow realized by the Partnership. The unpaid balance of such promissory notes will be due in equal installments over a period of not less than five years. Any replacement or successor general partner of the Partnership will be obligated to purchase from the Partnership such interests of Managers and the Associate Limited Partners, generally on the same terms as the Partnership paid for such interests with such payment secured by such replacement or successor general partner's interest in all of its future distributions of Cash Flow.

          The Partnership is permitted to engage in various transactions involving Managers and its affiliates, as more fully described in the Partnership Agreement.

          The Partnership reimburses Managers or its affiliates for (i) the actual cost to Managers or its affiliates of goods, materials and services used for or by the Partnership and obtained from entities which are not affiliated with Managers; (ii) salaries and related salary expenses for administrative services which could be performed directly for the Partnership by independent parties, such as legal, accounting, transfer agent, data processing, duplicating and other such services; (iii) Partnership reports and communications to investors; (iv) other administrative services, provided that such services are necessary to the prudent operation of the Partnership; and (v) reimbursements to Arvida Company in connection with its carrying out the duties described in the Management Agreement described below; provided, however, that no reimbursement under clauses (ii) through (v) above is permitted for services for which Managers or its affiliates receive a separate fee and the amount of such expenses may not exceed the lesser of (a) the actual cost of such services or
(b) 90% of the amount which the Partnership would be required to pay to independent third parties for comparable services. For 1995, Managers or its affiliates, other than Arvida Company, were reimbursed for direct or other administrative and out-of-pocket expenses in the amount of approximately $277,600.

          The Partnership does not employ its own senior and supervisory development and management employees. Instead, Arvida Company, an Illinois corporation, the outstanding stock of which is owned by certain officers and directors of JMB (including Mr. Bluhm) or their family members, employs all of the senior and supervisory development and management personnel for the projects and for the operation of the Partnership's developments and properties pursuant to a Management, Advisory and Supervisory Agreement (as filed as Exhibit (c)(2) hereto, the "Management Agreement"), who also act in such capacities for Arvida/JMB Partners, L.P. - II and other Arvida Company real estate projects. Arvida Company receives no fee for such services, but is reimbursed fully for all of its out-of-pocket expenditures (including salary and salary-related expenses) incurred in connection therewith, subject to the limitation that such reimbursement may not exceed 5% of the aggregate gross revenues from the business of the Partnership. In 1995, such expenses were approximately $6,233,600. In addition, the Partnership has agreed to indemnify Arvida Company and its directors, officers and employees for liability arising out of their activities under the Management Agreement, except for fraud, bad faith or negligence.

          The Partnership and Arvida/JMB Partners, L.P. - II (a publicly-held limited partnership affiliated with Arvida Company) each employ project-related and administrative personnel who perform services on behalf of both partnerships. In addition, certain out-of-pocket expenditures related to such services and other general and administrative expenses are incurred and allocated to each partnership as appropriate. The Partnership receives reimbursements from or reimburses Arvida/JMB Partners, L.P. - II for such costs (including salary and salary-related expenses). The Partnership received approximately $1,021,800 from Arvida/JMB Partners, L.P. - II for such costs incurred for the year ended December 31, 1995. In addition, the Partnership was obligated to reimburse Arvida/JMB Partners, L.P. - II approximately $245,100 for the year ended December 31, 1995.

          The Partnership is also entitled to receive reimbursements from affiliates of Arvida Company for certain general and administrative expenses including, without limitation, salary and salary-related expenses relating to work performed by employees of the Partnership and certain out-of-pocket expenditures incurred on behalf of such affiliates. For the year ended December 31, 1995, such costs totaled approximately $509,000. Approximately $222,100 was unpaid as of March 31, 1996. The Partnership periodically incurs salary and salary-related costs on behalf of an affiliate of Managers. The Partnership was entitled to receive approximately $31,400 for such costs for the year ended December 31, 1995, all of which was outstanding as of March 31, 1996.

          Urban Retail Properties Co., an affiliate of Managers, provides property management services at certain of the Partnership's retail properties. For 1995, Urban Retail Properties Co. earned and received property management fees of approximately $62,900 for providing such services.

          JMB Insurance Agency, Inc., an affiliate of Managers, earned and received insurance brokerage commissions for 1995 of approximately $272,300 in connection with providing insurance coverage for certain of the properties of the Partnership and for general liability, workers' compensation and certain other miscellaneous insurance. Such commissions are at rates set by insurance companies for the classes of coverage provided.

          The Partnership Agreement exculpates Managers, its officers, directors and affiliates from liabilities to the Partnership and indemnifies Managers, its officers, directors and affiliates against liability to third parties resulting from its or their acts or omissions, except in the event such liabilities or losses resulted from misconduct or negligence (gross or ordinary). As a result of the exculpation and indemnification provisions, a Limited Partner may be entitled to a more limited right of action than he or she would otherwise have if such provisions were not included in the Partnership Agreement.

          Managers entered into Indemnification Agreements, effective June 1, 1996, with each of the members of the Special Committee formed by the Board of Directors of Managers to consider offers for Interests (each such member, individually, an "Indemnitee"), which provide that subject to certain provisions of the Indemnification Agreements, in the event an Indemnitee is, or becomes a party to, or witness or other participant in, or is threatened to be made a party to, or witness or other participant in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or other (a "Proceeding") by reason of (or arising in part out of) an Indemnifiable Event (as hereinafter defined), Managers will indemnify such Indemnitee from and against any and all expenses, judgments, fines, penalties and amounts paid in settlement incurred or suffered by the Indemnitee to the fullest extent permitted by law. The rights to receive indemnification and the advancement of expenses under the Indemnification Agreement are not exclusive of any other rights to which any Indemnitee may be entitled under any statute, the Partnership Agreement or otherwise. "Indemnifiable Event," as used in the Indemnification Agreements, means any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee or agent of Managers, or is or was serving at the request of Managers as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by Indemnitee in any such capacity.

          The obligation of Managers to make indemnification payments is subject to the condition that Independent Legal Counsel (as hereinafter defined) shall not have determined in a written opinion that Indemnitee is not permitted to be indemnified under applicable law. If the Independent Legal Counsel determines that Indemnitee substantively would not be entitled to indemnification under applicable law, Indemnitee has the right to commence arbitration proceedings to determine his right to indemnification. Otherwise any determination by such Counsel shall be conclusive and binding on Managers and the Indemnitee. "Independent Legal Counsel" is defined as an attorney or firm of attorneys selected by Indemnitee and approved by Managers who shall not have otherwise performed services for Managers or Indemnitee within the last five years. The fees of any Independent Legal Counsel are to be borne by Managers.

          The Indemnification Agreement provides that if requested by Indemnitee, Managers shall advance within two business days any and all expenses of Indemnitee. If and to the extent that Independent Legal Counsel determines that Indemnitee is not permitted to be indemnified under applicable law, Managers shall be entitled to be reimbursed, provided that if Indemnitee exercises his right to have such issue determined by arbitration or other legal proceedings his obligation to reimburse Managers shall be deferred pending the outcome of such arbitration or proceedings.

          Each of the Indemnitees has also entered into similar Indemnification Agreements with Northbrook and JMB, affiliates of Managers. The by-laws of each of Managers, Northbrook and JMB also provide that their respective officers, directors, employees and other agents shall be indemnified by the respective corporations to the fullest extent permitted under Delaware law, whether acting in their capacities as officers, directors, employees or other agents of such corporation or serving, at the request of such corporation, as a director, officer, employee, fiduciary or other agent of another corporation, partnership or other entity.

          Certain senior executives of Arvida Company, which provides development, construction, management and other personnel and services to the Partnership, have entered into employment contracts with Arvida Company to secure their continued service on behalf of the Partnership under the Management Agreement. These contracts are generally for a one-to-three year term and provide for severance of one year's base salary (in addition to any unpaid base salary and accrued and unpaid bonus amounts for the remainder of the contract term and the acceleration of payment of certain vested deferred compensation amounts) either in the event of termination of employment without cause or in the event of such termination after a change of control of the Partnership which results in the termination of the Management Agreement or, in one instance, one year's total compensation if the executive officer remains employed by Arvida Company (or two years' total compensation if he does not remain so employed) in the event of a change in control of the Partnership which results in the termination of the Management Agreement. The amounts payable under these employment contracts are primarily attributable to the services of these executives performed on behalf of the Partnership, and are reimbursable under the terms of the Management Agreement.

          (b)(2) Except as described below, to the knowledge of Managers, there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between the Partnership, Managers or its affiliates, on the one hand, and the Purchasers, or their respective executive officers, directors or affiliates, on the other hand.

          Raleigh
          -------

          On June 24, 1996, Raleigh requested a confidentiality agreement with the Partnership pursuant to which Raleigh would be entitled, among other things, to review certain non-public information concerning the Partnership, and, in return, Raleigh would agree, among other things, to treat such information as confidential in accordance with the terms of such agreement. The Partnership has provided Raleigh with a confidentiality agreement having terms no less favorable to Raleigh than those received by Walton. To date Raleigh has not executed such confidentiality agreement with the Partnership.

          During 1993 and 1994, Apollo Real Estate Advisors, L.P. ("AREA"), an affiliate of Raleigh, either itself or through its affiliates, has invested, on a negotiated basis, approximately $50,000,000 in real estate assets with affiliates of JMB.

          Walton
          ------

          Managers has a conflict of interest with respect to the Walton Offer as a result of the affiliation of certain of the managing members of Walton with Managers and certain of its affiliates. See discussion under Item 3(b)(1) above regarding certain material contracts, agreements, arrangements and understandings and certain actual or potential material conflicts of interests involving Managers, its affiliates and the Partnership, in which such managing members of Walton, as a result of their affiliation with Managers and certain of its affiliates, have an interest.

          Walton was formed in December 1994 to be the exclusive investment vehicle through which Mr. Bluhm and the other principals of Walton would make opportunistic purchases of equity and/or debt interests in real estate assets and real estate companies in the United States and Canada. Mr. Bluhm and Mr. Ira J. Schulman, two of the managing members of Walton, are also the President and a Vice President, respectively, of Managers in addition to owning interests in Managers and Arvida/JMB Associates. Mr. Bluhm also serves as President of, and is a significant shareholder in, JMB and is also an officer, director and/or shareholder of certain of its affiliates, including Arvida Company. JMB and its affiliates are principally engaged, directly and indirectly, in real estate development and investment, including through Managers and Arvida Company. Subsequent to the formation of Walton, Mr. Bluhm has remained involved in the operation of JMB and certain of its affiliates, including Managers and Arvida Company, while Mr. Schulman has remained involved in the operation of Managers and Arvida Company. As such, Mr. Bluhm and Mr. Schulman received or had access to confidential information, including draft projected budgets concerning the Partnership's future operations. Since expressing an interest in making the Walton Offer, neither Mr. Bluhm nor Mr. Schulman has been involved in Managers' board or special committee meetings and neither has any current involvement in
decisions being made with regard to the Partnership.   Neither Managers nor
Arvida Company owns any interests in Walton.

          As discussed under Item 3(b)(1) above in regard to Managers and the Associate Limited Partners, since a liquidation or sale of the Partnership's assets other than in the ordinary course of business may result in a decrease or elimination of certain payments payable to

Managers, the Associate Limited Partners and their affiliates and its affiliates or could give rise to an obligation of Managers and the Associate Limited Partners to make certain payments to Interestholders, Walton will have conflicting interests in deciding how to vote on future extraordinary transactions affecting the Partnership. In addition, as discussed under Item 3(b)(1), because the timing and amount of Cash Flow and profits and losses in the Partnership received by, or allocated to, Managers and the Associate Limited Partners may be affected by various determinations by Managers, Messrs. Bluhm and Schulman, as a result of their interests in Managers and the Associate Limited Partners, may have a conflict of interest in participating in such determinations by Managers and/or may have an interest in retaining rather than selling properties under certain circumstances.

          On June 17, 1996, Walton signed a confidentiality agreement with the Partnership pursuant to which Walton is entitled, among other things, to review certain non-public information concerning the Partnership and, in return, Walton agreed, among other things, to treat such information as confidential in accordance with the terms of such agreement, and to take or abstain from taking certain actions, including agreeing that for a period of two years from the date of such agreement not to acquire any Interests other than pursuant to an offer made in compliance with the requirements of Regulations 14D and 14E of the Securities Exchange Act of 1934 (the "Exchange Act"), all as set forth in such agreement. Walton also agreed to provide Managers with advance notice of its offer and to a minimum period that its offer would be required to remain open, subject to certain conditions.

          Walton has disclosed in the Walton Offer that it has entered into an agreement (the "Financing Agreement") with Whitehall Street Real Estate Limited Partnership VII ("Whitehall") pursuant to which, among other things, Whitehall has agreed, subject to the terms and conditions of such agreement, to finance a portion of the Walton Offer by purchasing approximately 80% of the Interests tendered pursuant to the Walton Offer at the purchase price under the Walton Offer. Whitehall and certain of its affiliates, including Goldman, Sachs & Co., as part of their investment banking and financial advisory business, are continually engaged in the valuation of properties, businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. In that capacity, Whitehall and certain of its affiliates, including Goldman, Sachs & Co., have provided financial advisory, asset management, investment banking, underwriting, financing and similar services to certain affiliates of Managers and the Partnership, including JMB, and are anticipated to continue to provide such services in the future to such parties.

          A director of Managers, who is also a member of the Special Committee of its board of directors, is affiliated with Blackstone Real Estate Advisors, L.P. ("Blackstone"). Whitehall and certain of its affiliates, including Goldman Sachs & Co., have made investments with, and have provided financial advisory, investment banking, financing and similar services to, Blackstone and its affiliates, and are anticipated to continue to engage in investments with, and to provide such services to, such parties in the future.

          Mr. Bluhm and certain other principals and affiliates of Walton have invested, directly or indirectly, in various community developments in which Arvida Company has invested and/or acted as the project manager and may in the future invest in additional community developments in which Arvida Company and/or its affiliates invest and/or act as project manager.

          General
          -------

          In the event that one or both of the Offers is consummated, the Purchaser under either Offer may be in a position to significantly influence future Partnership decisions on which Interestholders and/or Limited Partners may vote. As a substitute Limited Partner, the Purchaser under either Offer would have the right to vote each Interest it purchases pursuant to its Offer. Depending on the number of Interests it purchases pursuant to its Offer, the Purchaser under either Offer could be in a position to influence significantly all voting decisions with respect to the Partnership. Accordingly, a Purchaser could (1) prevent non-tendering Interestholders from taking action they desire but that such Purchaser opposes, and (ii) take action desired by such Purchaser but opposed by non-tendering Interestholders. Under the Partnership Agreement, holders of 10% or more of the Interests are entitled to call a meeting of holders, and holders holding a majority of the Interests are entitled to take action with respect to a variety of matters, including: removal of Managers as the general partner of the Partnership; election of a successor general partner; dissolution of the Partnership; the sale of all or substantially all of the Partnership's properties (other than in the ordinary course of the Partnership's business); and most types of amendments to the Partnership Agreement. When voting on such matters, the Purchaser under either Offer may be expected to vote Interests owned and acquired by it in its interest, which may not be in the interest of other Interestholders or Managers. As discussed under "Walton" above, as a result of the affiliation of certain of the managing members of Walton with Managers and certain of its affiliates, such managing members of Walton in deciding how to vote any Interests acquired by Walton will have conflicting interests arising out of such affiliation.

          The Partnership is prepared to provide confidential information to any other responsible parties who express a bona fide interest in considering making a tender offer for Interests in the Partnership pursuant to the requirements of the federal securities laws. While it is possible that additional offers for Interests in the Partnership on more favorable terms than the Offers may be forthcoming, there can be no assurance as to whether any such offer will be made, the terms thereof, or, if made, whether any such offer will be subsequently amended or with drawn. In anticipation of the Walton Offer and possible other offers, the Board of Directors of Managers formed a special committee (the "Special Committee") consisting of those directors not affiliated with Walton to consider any offers for Interests that may be received, including the Offers. In addition to being directors of Managers, all of the members of the Special Committee are directors or officers of, or are significant shareholders (directly or indirectly) in, JMB, Northbrook, and certain of their affiliates.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

          (a) Following the Partnership's receipt of the Offers, the Special Committee of the Board of Directors of Managers met with its financial and legal advisors to review and consider the Offers and to explore various possible alternative courses of action which might be available in response to the Offers. Based on its analysis and its consultation with its advisors, the Special Committee has determined that with respect to Interestholders who have no current or anticipated need for liquidity and who expect to retain the Interests through an anticipated orderly liquidation of the Partnership by October, 2002

, the Offers are inadequate and not in the best interests of such Interestholders. Accordingly, the Partnership recommends that such Interestholders reject the Offers and not tender their Interests pursuant to either of the Offers. With respect to all other Interestholders, the Special Committee is expressing no opinion and remains neutral with respect to the Offers.

          (b) The Special Committee reached the conclusions set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

          (i) The opinion of Lehman Brothers Inc. ("Lehman"), whom the Partnership has retained as financial advisor for the Special Committee, expressed in a letter dated July 2, 1996 delivered to the Special Committee, that the consideration offered in the Offers is inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value (as defined below). However, because the decision of each individual Interestholder as to whether to accept the consideration offered pursuant to either of the Offers may be based to a significant extent on such holder's current or anticipated need for liquidity, Lehman was not requested to, and did not, render any opinion as to the adequacy, from a financial point of view, of the consideration offered in each of the Offers to any particular Interestholder who has an immediate need or desire for liquidity or any particular Interestholder who anticipates a need for liquidity prior to October 2002. A copy of such letter is filed as Exhibit (c)(5) hereto.

          (ii) Lehman has also prepared an estimate of the present discounted value (the "Lehman Estimated Liquidation Value") of an Interest based on the assumption that the Partnership commences a theoretical orderly liquidation in October 1997 and completes that liquidation by October 2002 (the "Assumed Liquidation"). The Lehman Estimated Liquidation Value as of July 2, 1996, which was conveyed in writing to the Special Committee on July 2, 1996, is a range of $565 to $610 per Interest. The Lehman Estimated Liquidation Value represents Lehman's estimate (based on, among other things, the Partnership's June 1996 Draft Projected Budgets (defined below)) of the gross cash distributions that an Interestholder would receive between June 30, 1996 and the completion of the Assumed Liquidation, discounted to reflect the present value of such distributions. It should be noted that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.

          The Lehman Estimated Liquidation Value is based in part upon certain estimated cash receipts and disbursements of the Partnership through an assumed liquidation in October, 2002. As a business planning tool, the Partnership prepares near and long-term budgets of cash receipts and disbursements on an annual basis for the next succeeding year and the remaining life of the Partnership. These projected budgets are prepared to estimate the level of cash flow each asset of the Partnership will produce and the related expenditures and timing of the expenditures to achieve the potential cash flow. These projected budgets are utilized as a management tool to determine the appropriate methods of operating the Partnership's business, which include, but are not limited to, the amount of invested capital in assets, appropriate development plans for assets, level of indebtedness for the Partnership, cash reserves and appropriate distribution levels. In addition, projected budgets are used in preparing a borrowing base analysis of the Partnership's indebtedness to the market value of its assets as required under the Partnership's credit facility with its principal secured lender (the "lender"). The borrowing base analysis is submitted quarterly to the lender pursuant to the requirements of the credit facility. Due to the timing of submitting the borrowing base analysis and the time at which particular projected budgets are finally completed and approved, there generally are multiple ongoing revisions to the projected budgets. In addition, the projected budgets may be updated during any particular year for identified, material projected budgets change(s) to estimated cash receipts and/or disbursements and to comply with the quarterly borrowing base analysis required by the lender in order for the borrowing base analysis to be the most current estimate when submitted.

          Changes in projected budgets may occur due to changes in market conditions (e.g., mortgage interest rates, consumer confidence, unemployment, population growth and income levels), land use, entitlements, permitting, costs of materials and labor, operating expenses, rental rates, price and quantity of home sales, the amount, pricing and timing of the Partnership's homes, homes built by third party builders in the Partnership's communities and competing builders and competing communities, all of which are subject to frequent and material changes. During the life of the Partnership long-term budgets have changed materially on an annual basis and in some instances on a more frequent basis. Because a significant portion of the Partnership's business is related to the sale of undeveloped or partially developed parcels of land and homesites, and development of residential properties within its communities, the amount of cash flow realized by the Partnership may be affected by changes in overall demand for homes, homesites and other real estate within its communities. In particular, changes in demand could result from higher interest rates or the unavailability of mortgage financing on advantageous terms or from inflation, recessions or other economic conditions that reduce the utilization of, and demand for, housing, homesites and undeveloped and partially developed parcels of land. Any rise in interest rates or downturn in the national or local economy could affect the Partnership's sales and cash flow. Such factors tend to be cyclical in nature and have been experienced in the past.

          Partnership has prepared various sets of long-term budgets of its cash receipts and disbursements, all on a draft basis, to be reviewed by various operating personnel for, among other things, appropriateness of assumptions, timing of expected cash receipts and disbursements, cash reserves, timing of scheduled bank term loan repayments and levels of cash flow generally. The draft long-term budgets dated as of June 16, 1996 (the "June 1996 Draft Projected Budgets"), were presented to the Special Committee and to Lehman for their review and consideration as the most current long-term business plan of the Partnership. The following are the June 1996 Draft Projected Budgets, which have been prepared on the basis of the most current knowledge of the Partnership's operating personnel:

                                                     ARVIDA/JMB PARTNERS, L.P.
                                                June 1996 Draft Projected Budgets

                                        1996       1997       1998       1999       2000        2001       2002     Total
                                        ----       ----       ----       ----       ----        ----       ----     -----
OPERATING PROPERTIES
- --------------------
RIVER HILLS                               66         133        144      4,361                                        4,703
SAWGRASS                                 204         183      2,787                                                   3,174
WESTON                                (8,360)       (535)    19,790      2,592     (7,932)     33,625     37,693     76,872
COMMERCIAL                            (1,052)     38,791     (8,056)   (11,458)     3,926      39,778     14,426     76,354
                                     -------     -------    -------    -------     ------     -------    -------   --------
SUBTOTAL OPERATING PROPERTIES         (9,142)     38,571     14,665     (4,506)    (4,007)     73,402     52,119    161,103

COMMUNITIES
- -----------
RIVER HILLS                            1,322       4,222      8,348      7,771      1,039                            22,701
SARASOTA                              14,461      (1,602)   (13,013)    20,548     22,868                            43,261
SAWGRASS                                 834         859        878        897        917         286                 4,670
JACKSONVILLE G & C.C.                  7,194       3,061      4,652                                                  14,907
BROKEN SOUND                            (377)       (961)       486        716        595         690      1,305      2,454
WESTON                                26,672      17,557     37,088     42,993     44,113      60,115    159,141    387,679
COMMERCIAL                             5,424      (6,993)     1,421      2,295      4,488       3,966     13,555     24,157
WATERS EDGE/DOCKSIDE                    (523)        177      2,023      2,986      2,138                             6,802
CULLASAJA                              1,479       2,160      2,104      2,006      1,465                             9,215
CALIFORNIA                            11,772                                                                         11,772
BOCA COMM/BOCA ARSL                      292         357        364        371      2,002                             3,387
SUPPORT SERVICES                     (13,930)    (13,729)   (10,967)    (9,249)    (8,156)     (6,492)   (10,918)   (73,441)

PROJECT FINANCING                    (35,331)     13,340     26,308     (6,917)       481     (35,207)   (73,280)  (110,606)
                                     -------     -------    -------    -------     ------     -------    -------   --------
SUBTOTAL COMMUNITIES                  19,289      18,449     59,690     64,418     71,951      23,359     89,803    346,958

CONSOLIDATED TOTAL                    10,147      57,020     74,355     59,912     67,944      96,761    141,922    508,061
                                     -------     -------    -------    -------     ------     -------    -------   --------


          The June 1996 Draft Projected Budgets are based upon a number of factors, including the following items and assumptions:

          . The June 1996 Draft Projected Budgets are generally based on the Partnership's last three years (i.e., 1993, 1994 and 1995) market experience, supplemented with market studies prepared periodically by outside independent market research and economic analysis firms.

          . The June 1996 Draft Projected Budgets do not include any specific recessionary period in the market for selling homes. There is a general assumption that absorption and pricing of the Partnership's homes will average out in accordance with projected demand and pricing through October, 2002.

          . Underlying inflation in the home-building/land development industry, based on particular markets, is assumed to be 2% - 3% annually.

          . Cash flows for community development and homebuilding are based on current development plans, permits and entitlements (whether final or preliminary).

          . The Partnership's current bank term loan is assumed to be repaid in full by the end of the first quarter of 1997.

          . Project specific financing is assumed to be obtained and used to finance construction costs of certain to-be-built commercial properties.

          . Debt financing is also assumed to be obtained and used to finance the construction costs of housing units to be built by the Partnership in certain communities. Such indebtedness is generally assumed to be at specific loan to value ratios and utilized to fund "hard construction costs."

          . All bank and other financing is assumed to be generally recourse to the Partnership, but at all times to be less than a percentage of cost or of the market value of the Partnership's assets.

          . Various land parcels are assumed to be sold in bulk while other parcels are assumed to be sold as developed homesites and remaining parcels are used for homes to be constructed and sold by the Partnership.

          . Club and amenity assets utilized by the Partnership as enhancements to various communities and to assist in the marketing of the Partnership's communities are assumed to be sold at times deemed appropriate in a community's life-cycle and at assumed market values based on a normal ized income or cash flow projection.

          . Various parcels are assumed to be developed by the Partnership and sold as developed operating properties or residential communities.

          . Certain bulk sales of assets are assumed to occur in the year 2002 in order to liquidate the Partnership's assets by the currently anticipated date of October, 2002. Accordingly, a more representative depiction of assumed average annual absorption and sales levels may be the years 1996-2001. Sales are assumed to have the following approximate average annual absorptions of units in the following years:

                                    1996-2001  1996-2002
                                    ---------  ---------
        Partnership built homes          1171       1202

        Homesites                         301        310

        Third party builder
        homes on homesites sold           312        319
        by the Partnership

          . Land and property, homesites and housing cash flows are assumed based on the Partnership's experience and assumptions as to the costs and availability of labor and materials.

          . Affordability of mortgage interest rates is assumed to remain at acceptable levels for home buyers.

          . All assets are assumed to be sold by October 2002, the currently anticipated date for the liquidation of the Partnership. (See Item 7 below.)

             The June 1996 Draft Projected Budgets are based on the above and other assumptions and on other general factors relating to the Partnership's business or to more general economic conditions. THERE IS NO ASSURANCE THAT THE JUNE 1996 DRAFT PROJECTED BUDGETS WILL BE ACHIEVED DUE TO, AMONG OTHER THINGS, CHANGES IN PRICING OR LEVELS OF SALES; CHANGES IN COSTS OF CONSTRUCTION OR DEVELOPMENT; ADVERSE GENERAL NATIONAL OR LOCAL ECONOMIC CONDITIONS; CHANGES IN INTEREST RATES OR RESTRICTIONS IN FINANCING FOR BUYERS OF BULK LAND, HOMESITES OR CONSTRUCTED HOMES; UNANTICIPATED EXPENDITURES TO BUILD OUT OR DEVELOP IN ACCORDANCE WITH THE PARTNERSHIP'S CURRENT PLANS OR ANY UNANTICIPATED CHANGES TO THOSE PLANS OR GOVERNMENTAL REQUIREMENTS TO MAINTAIN ENTITLEMENTS OR TO OBTAIN APPROPRIATE PERMITS; CHANGES IN ENVIRONMENTAL LAWS, REGULATIONS OR CONDITIONS AND UNANTICIPATED EXPENDITURES FOR ENVIRONMENTAL MATTERS; CHANGES IN BUILDING CODES; INCREASED COMPETITION; DELAYS IN OBTAINING PERMITS OR APPROVALS FOR CONSTRUCTION OR DEVELOPMENT AND ADVERSE CHANGES IN LAWS, GOVERNMENTAL RULES OR FISCAL POLICIES; AND OTHER FACTORS AFFECTING THE DEVELOPMENT OF REAL ESTATE, THE CONSTRUCTION AND

          SALE OF HOMES, THE OPERATION OF CLUBS AND OTHER AMENITIES OR COMMERCIAL PROPERTIES.

             ACCORDINGLY, THE ACTUAL OPERATIONS AND CASH FLOWS OF THE PARTNERSHIP ARE LIKELY TO VARY FROM THOSE INCLUDED IN THE JUNE 1996 DRAFT PROJECTED BUDGETS AND SUCH VARIATIONS MAY BE MATERIAL. CONSEQUENTLY, SUCH BUDGETED RESULTS OF OPERATIONS AND CASH FLOWS
          OF THE PARTNERSHIP, AND THE LEHMAN ESTIMATED LIQUIDATION VALUE,
          ARE NOT GUARANTEES OF ACTUAL RESULTS OF OPERATIONS OR CASH FLOWS OF THE PARTNERSHIP AND SHOULD NOT BE CONSIDERED AS THE ACTUAL RESULTS OF THE PARTNERSHIP OR THE AMOUNT THAT WILL NECESSARILY BE REALIZED BY AN INTERESTHOLDER WHO RETAINS AN INTEREST IN THE PARTNERSHIP THROUGH ITS ACTUAL LIQUIDATION.

             NO ASSURANCE CAN OR IS MADE THAT THE JUNE 1996 DRAFT PROJECTED BUDGETED RESULTS OF THE PARTNERSHIP'S OPERATIONS AND CASH FLOWS, OR THE AMOUNT SET FORTH IN THE LEHMAN ESTIMATED LIQUIDATION VALUE,
          WILL BE REALIZED IN WHOLE OR PART. NO ASSURANCE CAN OR IS MADE AS TO THE ACTUAL RESULTS THAT WILL BE ACHIEVED BY AN INTERESTHOLDER WHO RETAINS AN INTEREST IN THE PARTNERSHIP.

           (iii) The Raleigh Offer of $421 per Interest and the Walton Offer of $420 per Interest are between approximately 69% and 75% of the high and low end of the range in the Lehman Estimated Liquidation Value.

            (iv) Over the past three years (i.e., 1993, 1994 and 1995), the Partnership has generated net cash flow after operating expenses and before debt service ("net operating cash flow") in an aggregate amount of approximately $157,000,000. As required, under the terms of the Partnership's existing credit facility and in order to repay the Partnership's acquisition and other certain indebtedness, the Partnership's net operating cash flow was required to be used to make scheduled and additional principal payments on its term loan, income property term loan and revolving line of credit in the aggregate amounts of approximately $19,300,000, $35,800,000 and $46,100,000 for the years 1993, 1994 and 1995, respectively, and was otherwise severely restricted with respect to the amount of distributions that could be made to the partners. The Partnership currently anticipates that it will have fully repaid its existing term loan by the end of the first quarter of 1997 and is currently seeking a refinancing of its income property term loan. The Partnership also currently has certain project-specific financing and expects to obtain additional project-specific financing in the future as well as a revolving line of credit for working capital purposes. Given its current strong financial condition, the Partnership does not believe that the terms of any such financing will impose substantial restrictions on the Partnership's ability to make distributions to its partners out of its net operating cash flow commencing in the second half of 1997.

             (v) The Partnership believes that the Interests are a long-term, illiquid investment and the full value of an investment in the Interests can only be realized by an

Interestholder who retains his/her Interests through the liquidation of the Partnership. On the other hand, the Offers provide Interestholders who desire immediate cash with the opportunity to immediately liquidate their investment in the Partnership.

             (vi) No active trading market exists for the Interests. Because the Interests are not listed on an exchange or quoted as reported on NASDAQ, they are essentially illiquid. Limited private sales and sales through certain intermediaries are the only current means for an Interestholder to liquidate an investment in Interests. The Partnership believes that trading prices of any such sales do not reflect the values inherent in the Interests. The Partnership anticipates that, in view of the absence of a public market for the Interests, once the Offers have expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under either of the Offers.

            (vii) Each of Raleigh and Walton is making its respective Offer with a view to making a profit. Accordingly, there is a conflict of interest between their desire to purchase the Interests at a low price and Interestholders' desire to obtain the maximum cash return for his/her Interests. The Walton Offer itself concedes that Walton's own estimate of the net asset value of the Interests is $559 per Interest, assuming the Partnership's assets are developed and sold in the ordinary course of business.

           (viii) The Partnership has, from time to time, received inquiries from other parties that may be considering making tender offers for the Interests. In anticipation of the Walton Offer, the Special Committee has determined to make confidential information available to responsible parties who express a bona fide interest in considering making a tender offer for Interests in the Partnership pursuant to the requirements of the federal securities laws. While it is possible that additional offers for Interests in the Partnership on more favorable terms than either the Raleigh Offer or the Walton Offer may be forthcoming, there can be no assurance as to whether any such offer will be made, the terms thereof, or, if made, whether any such offer will be subsequently amended or withdrawn.

             (ix) As stated in the Raleigh Offer to Purchase, if the Raleigh Offer is successful, Raleigh could "be in a position to significantly influence all Partnership decisions on which Interestholders may vote, including decisions regarding removal of the General Partner, merger, sales of assets and liquidation." In considering the possibility of Raleigh influencing voting decisions with respect to the Partnership and whether Raleigh or one of its affiliates would replace Managers and be suitable in such a role, the Partnership further considered the following:

             (A) The terms of the Partnership's credit facility agreements provide that in the event that the interest of Managers in the Partnership is transferred to a person that is not an affiliate of JMB the lender will have the right to accelerate the Partnership's outstanding indebtedness under its term loan, income property term loan, revolving line of credit and letter of credit facility. In such event, there could be a substantial adverse effect on the Partnership's liquidity and ability to continue its current operations.

             (B) Under the terms of the Management Agreement, in the event of the removal of Managers as the general partner of the Partnership, Arvida Company will have the right to terminate the Management Agreement upon 60 days' prior written notice. Alternatively, a successor general partner of the Partnership could terminate the Management Agreement upon 60 days' prior written notice. In either such event, the Partnership would lose (1) the knowledge and experience of Arvida Company in developing and selling the Partnership's remaining interests its communities and other assets and (2) the right to use the "Arvida" name on its communities.

           (x) Each of the Offers is conditioned upon Managers' consenting to the admission of Raleigh or Walton, as the case may be, as a substitute limited partner of the Partnership. Managers has not determined whether or not to admit Raleigh or Walton as a substitute limited partner. Any such determination will be made depending on a number of factors, including the effect on such admission on the tax status of the Partnership.

          (xi) Managers from time to time considers potential means of enhancing the value of the Interests in the near term, such as a financing of Partnership assets followed by a distribution of financing proceeds to the partners or a "rollup" transaction. There are no current plans for any such transaction, and there is no assurance that plans for any such transaction will be developed, or that any such transaction will be pursued, in the future.

ITEM 5.   PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

          The Partnership has engaged Lehman as financial advisor to the Special Committee of the Board of Directors of Managers to prepare the Lehman Estimated Liquidation Value and to advise the Special Committee of Lehman's opinion as to the adequacy, from a financial point of view, of the consideration offered in the Offers to Interestholders as a class as compared to the Lehman Estimated Liquidation Value. Pursuant to the engagement agreement between the Partnership and Lehman, the Partnership has paid Lehman a retainer of $125,000. In addition, the Partnership has agreed to pay Lehman a fee of $250,000 for preparation of the Lehman Estimated Liquidation Value and a fee of $50,000 upon delivery of its adequacy opinion described above (with the $125,000 retainer to be credited against such amounts). The Partnership has also agreed that (i) in the event of a Transaction (as hereinafter defined), other than a tender offer for Interests, it will pay Lehman a fee of 1% of the Consideration (as hereinafter defined) involved in such Transaction for its assistance in developing financial strategies and providing general financial advisory services, and (ii) upon consummation of certain tender offers for Interests, including the Offers, it will pay Lehman a fee equal to 2.5% of any Incremental Value (as hereinafter defined) created in respect of a tender offer with a purchase price equal to or less than $441 per Interest, plus 5% of any additional Incremental Value thereafter, subject to a maximum additional fee in respect of Incremental Value of $300,000. The Partnership also has agreed to reimburse Lehman for its reasonable out-of-pocket costs, and to indemnify it against certain expenses and liabilities if incurred in connection with its engagement, including liabilities under the federal securities laws. Lehman's engagement is for a period of two years. Lehman has been previously engaged by the Partnership, including in connection with the unsolicited preliminary proposal for the purchase of the Partnership's assets received in March 1994 discussed in Item 7 below. For purposes of this paragraph, "Transaction" means any transaction or series or combination of transactions, other than in the ordinary course of business, whereby (i) control of a material amount of the Partnership's businesses or assets is transferred for consideration, (ii) any payment or distribution of cash, securities or other property is made to the partners of, or to the holders of debt securities of or other claims against, the Partnership as to which Lehman completes analyses or represents the Partnership in discussions with third parties, and (iii) Interests in the Partnership are transferred in connection with a tender offer that is subject to the requirements of Sections 14(d) and 14(e) of the Exchange Act; "Consideration" means the gross value of all cash, securities and other property paid directly or indirectly by the acquiror to the seller(s) (or contributed by the parties in the case of a joint venture), as well as the aggregate principal amount of any of the seller's indebtedness, unfunded pension liabilities, and/or guarantees assumed by the acquiror; and "Incremental Value" means the product of the excess of the tender offer price over $420 per Interest multiplied by the number of Interests tendered at such price.

          Except as described above, neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to holders of Interests on its behalf concerning the Offers.


ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

          (a) Except as described in Item 3, neither the Partnership nor Managers has effected any transactions in the Interests during the past 60 days. Except as described in Item 3, Managers is not aware of any transactions in the Interests during the past 60 days by any of its executive officers, directors, affiliates, or subsidiaries.

          (b) Neither Managers nor, to the knowledge of Managers, any of its executive officers, directors, affiliates, or subsidiaries intends to tender Interests owned by them in the Offers.


ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

          (a) In December 1994, Managers was contacted by an unaffiliated third party investor group (which included Bankers Trust New York Corporation, Widock Partners, Ltd., which was comprised of certain former officers of Arvida Company, Managers and one of its affiliates, and Apollo Real Estate Advisors, L.P. ("AREA"), an affiliate of Raleigh), to discuss a possible transaction involving the acquisition of the Partnership and/or Managers' interest in the Partnership. The former officers included a Vice President of Managers who was also the Chief Financial Officer of Arvida Company and who resigned from both such positions in May 1994, and the Director of Acquisitions of Arvida Company, who resigned in April, 1994. The Partnership does not know what non-public information about the Partnership, if any, such former officers may have provided to the investor group in connection with its possible acquisition. Managers advised the investor group that it was not interested in selling its interest in the Partnership and that the Partnership was not interested in selling its assets. In March 1995, Managers received a preliminary written unsolicited proposal from this investor group, which proposal did not identify AREA as being a member of the investor group at that time, seeking to acquire the business of the Partnership. Such proposal was very preliminary in nature and was subject to a number of contingencies and conditions, including the completion of satisfactory business and legal due diligence and the negotiation and execution of an acquisition agreement. Pursuant to the proposal, the investor group would acquire the business of the Partnership for an aggregate purchase price of $240,000,000 plus the assumption of certain liabilities, excluding approximately $102,000,000 of the Partnership's indebtedness. In addition, the investor group would only assume, among other things, certain liabilities reflected on the balance sheet as of September 30, 1994. The investor group would not assume any liabilities relating to litigation, except litigation covered by insurance and other litigation incurred in the ordinary course of business and not, in the aggregate, material to the business. Representatives of Managers and representatives of the investor group held several phone calls to clarify certain aspects of the proposal since the financial result to the Partnership was not fully determinable under the proposal. In response to this unsolicited proposal, the Partnership retained Lehman to evaluate the adequacy of the unsolicited proposal. In April 1995, Lehman delivered its written and oral opinion to the Partnership that, from a financial point of view, the consideration offered by the investor group was inadequate and the Partnership therefore rejected the proposal. No further significant correspondence was received from this third party.

          Managers received a letter dated May 1, 1996, on behalf of Merced Partners ("Merced"), an unaffiliated third party and an existing Interestholder, notifying Managers that it was interested in making a tender offer for up to 4.9 % of the Interests and requesting certain information from the Partnership, including the list of Interestholders. Managers furnished a list of Interestholders to Merced, but is not aware that Merced has begun an offer.

          On May 15, 1996, at a meeting of the board of directors of Managers, Mr. Bluhm informed the board that Walton, or one of its affiliates, was considering making an offer for some of the Interests. The board decided that it would be in the best interests of the Partnership if Mr. Bluhm and Mr. Schulman, two of the managing members of Walton, participated neither in the Partnership's management and affairs nor in Managers' consideration of any offers during such time as Walton is exploring an offer or until such time as the Walton Offer is completed. In addition, Managers created a Special Committee (consisting of directors not affiliated with Walton), which retained independent counsel to advise it in connection with any potential offers from third parties, including any potential offer from Walton, involving the Interests. By a press release dated June 21, 1996, the Partnership, among other things, announced that it had hired

Lehman to assist it in evaluating any offers from third parties that may be made for Interests in the Partnership. Since May 15, 1996, neither Mr. Bluhm nor Mr. Schulman has been involved in any of the Special Committee meetings nor have they had any involvement in decisions being made with regard to the Partnership.

          During May and June of 1996, certain members of Walton met with representatives of Managers. The purpose of these meetings was to (i) reiterate to the representatives that Walton was considering making an offer to the Interestholders to purchase Interests in the Partnership, (ii) to request information on the Partnership's projects, (iii) to request a list of names and addresses of all of the Interestholders and (iv) to discuss certain procedural issues in connection with the making of the Walton Offer and the transferring of Interests pursuant to the Walton Offer, as well as to negotiate the terms of the confidentiality agreement discussed below.

          By an offer to purchase dated June 12, 1996, Equity Resources Bay Fund ("Equity"), an unaffiliated third party, began a tender offer for up to 12,000 Interests at a price of $100 per Interest. This offer is scheduled to expire on July 12, 1996. Equity had previously requested a list of Interestholders, which it received in April, 1996.

          On June 12, Managers received a request from the Secondary Market
Fund L.P. ("SMF"), an unaffiliated third party, seeking a list of Interestholders in order to facilitate a tender offer for less than five percent of the Interests in the Partnership. On June 13, 1996, Managers entered into an agreement with SMF to provide such list.

          On June 17, 1996, Walton (i) signed a confidentiality agreement with the Partnership pursuant to which Walton is entitled, among other things, to receive certain non-public information concerning the Partnership and, in return, Walton agreed, among other things, to treat such information as confidential in accordance with the terms of such agreement, and to take or abstain from taking certain actions including agreeing that for a period of two years from the date of such agreement not to acquire any Interest other than pursuant to an offer made in compliance with the requirements of Regulations 14D and 14E of the Exchange Act, all as set forth in that agreement and (ii) gave prior notice of at least five business days, as required by the confidentiality agreement, that it intended to commence a tender offer in the near future.

          On June 19, 1996, Raleigh commenced its Offer for up to 185,000 Interests at a price of $411 per Interest. The Raleigh Offer is scheduled to expire on July 17, 1996.

          On June 20, 1996, Walton and Whitehall met with senior management of Arvida Company, three of whom are also officers of Managers, to discuss the business and projects of the Partnership. As part of these meetings, Walton and Whitehall received drafts of the Partnership's long-term budgets through the year 2002.

          On June 21, 1996, the Partnership issued a press release relating to the Raleigh Offer, the announced intention of an affiliate of a director and officer of Managers (such affiliate being Walton) to make an unsolicited tender offer for the Interests in the Partnership, and an unsolicited offer and a potential unsolicited offer from unaffiliated third parties for less than five percent of the Interests (a copy of which press release is filed herewith as Exhibit (c)(3)). On the same date the Partnership also mailed a letter to all Interestholders informing them of these offers and potential offers (a copy of which is filed as Exhibit (c)(4) hereto).

          On June 21, 1996, Managers received a request from Longacre Corp. ("Longacre"), an unaffiliated third party, requesting a list of Interestholders in order to facilitate a tender offer for Interests in the Partnership by an affiliate of Longacre. On June 27, 1996, Managers entered into an agreement with Longacre to provide such list on the condition that it be used solely to make a tender offer for the Interests in compliance with the requirements of the Exchange Act.

          On June 24, 1996, Raleigh requested a confidentiality agreement with the Partnership pursuant to which Raleigh would be entitled, among other things, to review certain non-public information concerning the Partnership, and, in return, Raleigh would agree, among other things, to treat such information as confidential in accordance with the terms of such agreement. The Partnership has provided Raleigh with a confidentiality agreement having terms no less favorable to Raleigh than those received by Walton. To date Raleigh has not executed such confidentiality agreement with the Partnership.

          On June 28, 1996, Walton commenced its Offer for up to 185,840 Interests at a price of $420 per Interest. The Offer is scheduled to expire on July 26, 1996.

          On June 28, 1996, Raleigh amended its Offer to increase the price to $421 per Interest.

          Managers has, from time to time, received inquires from other parties which may consider making offers for the Interests of the Partnership. These inquiries were preliminary in nature and, accordingly, there can be no assurance that any such offers will be made or, if made, will be consummated. There can be no assurance that any of the foregoing will result in any transaction being recommended to the Partnership or that any transaction that may be recommended, will be authorized or consummated, or that a transaction other than those described herein will be proposed, authorized or consummated.

          Under the Partnership Agreement, Managers is required to elect to pursue one of the following courses of action: (i) to cause the Interests to be listed on a national exchange or to be reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") at any time on or prior to October 31, 1997; (ii) to purchase, or cause JMB or its affiliates to purchase, on October 31, 1997 all of the Interests of the Interestholders at their then appraised fair market value (as determined by an independent nationally recognized investment banking firm or real estate advisory company); or (iii) to commence a liquidation phase on October 31, 1997, in which all of the Partnership's remaining assets will be sold or disposed of by October 31, 2002. The Special Committee of Managers at a meeting on June 27, 1996, expressed the position of the members of such Committee that, if such choice were to be submitted to the board of Managers at the present time, based on the facts and circumstances then known to them, such members would vote in favor of commencing a liquidation phase on October 31, 1997, in which all of the Partnership's remaining assets would be sold over five years. The Special Committee directed that Lehman be informed of the members' position in reaching an opinion with regard to the adequacy of the Offers. It should be noted that Managers has not approved a plan of liquidation and that Managers expressly reserves the right to choose any of the three alternatives on or prior to October 31, 1997.

          (b)  None.


ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

          Pursuant to the Partnership Agreement, no transfer or assignment of Interests which, when considered with all other transfers or assignments during the twelve-month period ending with such transfer or assignment, would, in the opinion of counsel to the Partnership, cause a termination of the Partnership for federal income tax purposes (which termination may occur when 50% or more of the total interest in the Partnership capital and profits is transferred by sale or exchange in a twelve-month period) shall be effective. Depending upon the number of Interests tendered pursuant to the Offers, sales of Interests on the secondary market for the twelve-month period following completion of the Offers may be limited. The Partnership will not process any requests for transfers of Interests during such twelve-month period which the Partnership believes would cause a tax termination. For the period from July 1, 1995 to June 30, 1996 approximately 17,465.5 (approximately 4.3%) of the Interests were transferred. The aggregate number of Interests being sought pursuant to each of the Offers equals approximately 46% of the Interests and together equal approximately 92% of the Interests. However, because of the tax-related transfer restrictions, in no event will an aggregate of 50% or more of the Interests be acquired pursuant to the Offers (reduced to the extent of any prior transfers of Interests within the preceding twelve months unless such previously transfered Interests can be traced to Interests accepted for purchase under the Offers). Thus, depending on the number of Interests acquired in the Offer which closes first, it is possible that only a limited number of Interests could be purchased pursuant to the later-closing Offer.

          An Interestholder may recognize gain or loss on the sale of Interests pursuant to the Offers depending on the specific circumstances of the Interestholder. In addition, the ability of an Interestholder to fully utilize losses may depend on whether the Interestholder sells all or less than all of his or her Interests pursuant to the Offers. The Partnership does not anticipate that an Interestholder who does not tender his or her Interests under the Offers will realize any material tax consequences as a result of the election not to tender his or her Interests. Each Interestholder should consult his, her or its own tax advisor as to the particular tax consequences to such Interestholder of selling or not selling Interests pursuant to the Offers.

          Secondary market sales activity for the Interests, including privately negotiated sales, has been limited and sporadic. The Partnership's Annual Report on Form 10-K for the year ended December 31, 1995 states that "there is no public market for Interests, and it is not anticipated that a public market for Interests will develop." Privately negotiated sales and sales through intermediaries (e.g., through the matching services for buyers and sellers of Interests operated by Merrill, Lynch) currently are the only means available to an Interestholder to liquidate an investment in Interests (other than offers to purchase, including the Offers) because the Interests are not listed or traded on any exchange or quoted on any Nasdaq list or system. High and low sales prices of Interests may be obtained through certain entities such as Partnership Spectrum, an independent, third-party source which reports such information; however, the gross sales prices reported by Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Interests, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The Partnership anticipates that, in view of the absence of an established market for the Interests, once the Offers have expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under either of the Offers.

          On June 24, 1996, Irvin Weiss v Arvida/JMB Managers, Inc., Neil G. Bluhm, Lehman Brothers Inc. and Arvida/JMB Partners, L.P. (Case No. 96CH 6627) was filed in the County Department, Chancery Division of the Circuit Court of Cook County Illinois. This complaint is a purported class action complaint on behalf of Irvin Weiss and all other holders of Interests to bar (i) Managers and Mr. Bluhm from taking any action to chill tender offers from non-affiliates,
(ii) the officers, directors and shareholders of the defendants from participating in any special committee on tender offers, (iii) Lehman from advising any such special committee, and (iv) defendants and their affiliates from making tender offers. The complaint alleges, inter alia, that Managers and Mr. Bluhm breached their fiduciary duty owed plaintiff and members of the purported class by chilling tender offers for Interests by non-affiliates, failing to provide non-affiliated offerors with information and stifling competition for such Interests, and that Lehman participated in such breaches of fiduciary duty by colluding with them. In addition to seeking the relief described above, plaintiff seeks such other and further relief as the Court may deem just and proper and the award of attorneys' fees and costs. Managers for itself and acting for the Partnership believes this action is groundless and has no merit, and intends to vigorously defend this lawsuit.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number                          Description
- -------                         ------------

(a)(1)     Letter dated July 3, 1996, from Arvida/JMB Partners, L.P. to its
           Limited Partners.

(c)(1)     Amended and Restated Agreement of Limited Partnership of Arvida/JMB
           Partners, L.P., made and entered into to be effective as of September 10, 1987, by and between Managers and the Limited Partners
           (previously filed with the Securities and Exchange Commission as Exhibit 3 to the Partnership's Form 10-K Report (File No. 0-16976) filed on March 27, 1990 and hereby incorporated herein by reference).

(c)(2) Management, Advisory and Supervisory Agreement (previously filed with the Securities and Exchange Commission as Exhibit 10.2 to the Partnership's Form 10-K Report (File No. 0-16976) filed on March 27,
           1991 and hereby incorporated herein by reference).

(c)(3) Press Release of Partnership, dated June 21, 1996 (previously filed with the Securities and Exchange Commission as Exhibit 20.1 to the Partnership's Form 8-K Report (File No. 0-16976) filed on June 26,
           1996 and hereby incorporated herein by reference).

(c)(4)     Letter, dated June 21, 1996, from Arvida/JMB Partners, L.P. to its
           Limited Partners.

(c)(5) Letter, dated July 2, 1996, from Lehman Brothers addressed to the Special Committee.




                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 3, 1996
                         ARVIDA/JMB PARTNERS, L.P.

                            By: ARVIDA/JMB MANAGERS, INC.,
                                General Partner of the Partnership


                                By: /s/ Judd D. Malkin
                                    ---------------------------
                                    Name:  Judd D. Malkin
                                    Title: Chairman

                                 EXHIBIT INDEX

Exhibit
Number                          Description                                       Page No.
- -------                         -----------                                       --------


(a)(1)     Letter, dated July 3, 1996, from Arvida/JMB Partners, L.P. to           27
           its Limited Partners.

(c)(1)     Amended and Restated Agreement of Limited Partnership of
           Arvida/JMB Partners, L.P., made and entered into to be effective as of September 10, 1987, by and between Managers and the Limited Partners (previously filed with the Securities and Exchange Commission as Exhibit 3 to the Partnership's Form
           10-K Report (File No. 0-16976) filed on March 27, 1990 and hereby incorporated herein by reference).

(c)(2) Management, Advisory and Supervisory Agreement (previously filed with the Securities and Exchange Commission as Exhibit
           10.2 to the Partnership's Form 10-K Report (File No. 0-16976) filed on March 27, 1991 and hereby incorporated herein by reference).

(c)(3) Press Release of Partnership, dated June 21, 1996 (previously filed with the Securities and Exchange Commission as Exhibit
           20.1 to the Partnership's Form 8-K Report (File No. 0-16976) filed on June 26, 1996 and hereby incorporated herein by reference).

(c)(4)     Letter, dated June 21, 1996, from Arvida/JMB Partners, L.P. to          29
           its Limited Partners.

(c)(5)     Letter, dated July 2, 1996, from Lehman Brothers addressed to           30
           the Special Committee.

